Exhibit (a)(1)(K)

FOR IMMEDIATE RELEASE

For more information, contact Bulldog Investors General Partnership at (201) 556-0092

    BIGP ANNOUNCES EXPIRATION OF ITS TENDER OFFER TO PURCHASE SHARES OF COMMON STOCK OF PBF

    December 17, 2007 – (New York) – Bulldog Investors General Partnership (“BIGP”) announced today that its tender offer (the “Offer”) to purchase up to 3,000,000 common shares of beneficial interest, no par value (the “Shares”), of Pioneer Municipal and Equity Income Trust (f/k/a Pioneer Tax Advantaged Balanced Trust) (“PBF”) expired at 5:00 p.m., New York City time, on Friday, December 14, 2007 (the “Expiration Date”).  As of the expiration of the Offer a total of approximately 2,633,913 shares were validly tendered and not withdrawn (including approximately 29,857 Shares delivered through notices of guaranteed delivery which are required to be delivered to BIGP by December 19, 2007), representing approximately 9.175% of the outstanding Shares.   Therefore, BIGP will accept for purchase all validly tendered Shares.

    As previously announced, the price per Share, net to the seller in cash (subject to a $50 processing fee per Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, that BIGP will pay for validly tendered Shares is equal to 93% of net asset value (“NAV”) per Share determined as of the close of the regular trading session of the NYSE on the Expiration Date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2007 (as supplemented and amended), and in the related Letter of Transmittal.  The NAV as of the close of the regular trading session of the NYSE on the Expiration Date was $14.44 per Share.  Consequently, tendering shareholders will receive payment of $13.4292 per share.  BIGP expects to make payment for all validly tendered Shares on or about December 20, 2007.

    Upon completion of the Offer, BIGP will hold approximately 5,002,565 Shares, or 17.426% of the outstanding Shares.  As previously announced, BIGP intends to take actions designed to afford all common shareholders of PBF an opportunity to realize NAV for their shares.

    This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of PBF.